Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Certain Operating Data
for the Six Months Ended June 30, 2022 and Additional Business Updates

SHANGHAI, Oct. 8, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading hospitality management group in China, today announced certain operating data of GreenTree’s organically developed leased-and-operated (“L&O”) and franchised-and-managed (“F&M”) hotels1 for the six months ended June 30, 2022, and business updates on the strategically acquired hotels that are owned and operated by Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle” or “Argyle Hotel Group”) and Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban” or “Urban Hotel Group”).

Operational Highlights of Organically Developed Hotels for First Half of 2022

•	A total of 3,934 organically developed hotels with 296,330 hotel rooms were in operation as of June 30, 2022, compared to 3,859 organically developed hotels with 292,219 hotel rooms as of December 31, 2021.

•	As of June 30, 2022, GreenTree had 58 L&O hotels and 3,876 F&M hotels in operation in 351 cities across China, compared to 53 L&O hotels and 3,676 F&M hotels in operation in 339 cities as of June 30, 2021. GreenTree’s geographic coverage increased by 3.5% year over year.

•	During the first half of 2022, GreenTree opened 159 hotels, a decrease of 194 compared to 353 hotels in the first half of 2021. Of those hotels, 27 were in the mid-to-up-scale segment, 102 in the mid-scale segment, and 30 in the economy segment. Geographically speaking, 13 hotels were in Tier 1 cities[2], 35 in Tier 2 cities and the remaining 111 in Tier 3 and lower cities in China.

•	As of June 30, 2022, GreenTree had a pipeline of 812 hotels contracted for or under development, among which 199 hotels were in the mid-to-up-scale segment, 427 in the mid-scale segment, and 186 in the economy segment.

•	The average daily room rate, or ADR, for GreenTree L&O and F&M hotels in operation, was RMB155 in the first quarter of 2022, an increase of 2.7% from RMB151 in the first quarter of 2021. Such ADR was RMB148 in the second quarter of 2022, a 13.4% year-over-year decrease.

•	The occupancy rate, or OCC, for GreenTree L&O and F&M hotels in operation was 62.1% in the first quarter of 2022, a decrease of 4.2% compared with 66.3% in the first quarter of 2021. Such OCC was 64.9% in the second quarter of 2022, compared with 82.1% in the second quarter of 2021.

•	The revenue per available room, or RevPAR, which is calculated by multiplying GreenTree L&O and F&M hotels’ ADR by their occupancy rate, was RMB96 in the first quarter of 2022, a 3.8% year-over-year decrease. Such RevPAR was RMB96 in the second quarter of 2022, a 31.6% year-over-year decrease.

•	As of June 30, 2022, GreenTree’s loyalty program had over 74 million individual members and over 1,905,000 corporate members, compared to over 62 million individual members and approximately 1,760,000 corporate members, respectively, as of December 31, 2021. GreenTree sold approximately 91.1% of room nights directly during the first half of 2022.

[1]	Organically developed hotels of the Company do not include strategically acquired hotels that are owned and operated by Argyle Hotel Group and Urban Hotel Group.

[2]	Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Additional Business Updates

Argyle

As previously disclosed, GreenTree entered into a share purchase agreement to become a major shareholder of Argyle Hotel Group in January 2019. GreenTree completed this transaction in April 2019 and began consolidating Argyle’s financial results in the Company’s financial statements.

GreenTree today announced that the Company is in dispute with Mr. Kevin Zhang, the founder, and the minority shareholder of Argyle, as to performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. Given this dispute, GreenTree’s board of directors is assessing whether the Company can still maintain effective control over Argyle, and if not, the Company may deconsolidate Argyle, which will impact the Company’s consolidated financial statements for 2022 or certain period thereof. Argyle owned and operated 51 hotels as of December 31, 2021 and contributed 2.4% of GreenTree’s total revenue in 2021. GreenTree will endeavor to publish its financial information for the six months ended June 30, 2022 before the end of 2022.

Urban

As previously disclosed, GreenTree acquired a controlling interest in Urban Hotel Group in November 2019. GreenTree and Urban’s minority shareholder are currently in discussions regarding a proposal for the minority shareholder to repurchase all of the equity interest in Urban currently held by GreenTree (the “Proposed Repurchase”), as a result of which GreenTree may cease holding any interest in Urban Hotel Group. The relevant parties are negotiating transaction documents for the Proposed Repurchase, but no definitive agreement has been signed yet. There can be no assurance that the Proposed Repurchase will proceed, or that any transaction will be entered into or consummated. Urban owned and operated 749 hotels as of December 31, 2021 and contributed 8.8% of GreenTree’s total revenue in 2021.

About GreenTree

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2021, GreenTree had a total number of 4,659 hotels. In 2021, HOTELS magazine ranked GreenTree Top 11 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2021 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: the expected closing and the benefits of the Proposed Acquisition; synergies generated by such acquisition; any expected growth in the Company’s hospitality business; any expected growth in the quick service restaurant chains operated by the Target Businesses; and opportunities for further growth; GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality and food and beverage industries in China and globally; competition in our industries; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; the impact of any further resurgences of COVID-19 on any of the foregoing; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Allen Wang

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jxu@christensenir.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com